UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2006

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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In November 2006, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated November 29, 2006 “SANOFI-AVENTIS RECEIVES PEDIATRIC EXCLUSIVITY FOR AMBIEN® AND AMBIEN® CR”.
Exhibit 99.2	Press release dated November 27, 2006 “SANOFI PASTEUR COMPLETES SHIPMENT OF 50 MILLION DOSES OF INFLUENZA VACCINE”.
Exhibit 99.3	Press release dated November 20, 2006 “SANOFI PASTEUR SIGNS CONTRACT WITH U.S. GOVERNMENT FOR STOCKPILE OF NEW TYPE OF H5N1 PRE-PANDEMIC VACCINE”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2006

SANOFI-AVENTIS
By:	/s/ Arthur Muratyan
	Name:	Arthur Muratyan
	Title:	Vice President
Head of Legal Corporate

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated November 29, 2006 “SANOFI-AVENTIS RECEIVES PEDIATRIC EXCLUSIVITY FOR AMBIEN® AND AMBIEN® CR”.
Exhibit 99.2	Press release dated November 27, 2006 “SANOFI PASTEUR COMPLETES SHIPMENT OF 50 MILLION DOSES OF INFLUENZA VACCINE”.
Exhibit 99.3	Press release dated November 20, 2006 “SANOFI PASTEUR SIGNS CONTRACT WITH U.S. GOVERNMENT FOR STOCKPILE OF NEW TYPE OF H5N1 PRE-PANDEMIC VACCINE”.

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